Filed by Motient Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rare Medium Group, Inc.
                           Motient Corporation and Rare Medium Group, Inc. Commission File No. 0-13865


Caution Concerning Forward-Looking Statements

The press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing of the Motient stockholder meeting to approve the reverse stock split, the liquidity, marketability and overall perception of Motient stock, and the consummation and timing of the proposed merger between Motient and Rare Medium Group, Inc.

These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to disapproval by stockholders of the proposed reverse stock split, changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's and Rare Medium's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-4 (File No. 333-63826), Motient's annual report on Form 10K for the year ended December 31, 2000, and Motient's quarterly report on Form 10-Q for the quarter ended June 30, 2001.

Motient and Rare Medium have filed a joint proxy statement/prospectus and will be filing other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention: Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrot, Andrew Quartner, Jonelle St. John, W. Bartlett Snell, David H. Engvall, and Dennis Matheson. Collectively, as of June 25, 2001, the directors and executive officers of Motient beneficially owned approximately 2.65% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants in the proposed merger by reading the joint proxy statement/prospectus when it becomes available.


                                                           FOR IMMEDIATE RELEASE

Contact:  Eric Swank                                David Wonderling
          Vice President, Corporate Planning        Manager, Public Relations
          and Investor Relations                    (703) 716-6375
          (703) 758-6121                            david.wonderling@motient.com
          eric.swank@motient.com

                MOTIENT CORPORATION ANNOUNCES REVERSE STOCK SPLIT
             COINCIDENTAL WITH THE CLOSING OF THE RARE MEDIUM MERGER

   Proposal before shareholders as part of upcoming vote on Rare Medium merger

RESTON, VA. - August 15, 2001 -- Motient Corporation (NASDAQ:MTNT) announced today that its Board of Directors has approved a 1-for-10 reverse split of the Company's outstanding common stock, subject to shareholder approval. The reverse split will be implemented coincident with the Rare Medium merger and is intended to also enable the Company to meet NASDAQ listing requirements and increase its marketability to investors.

"The reverse share split is part of a series of actions, including the Rare Medium merger, which we are taking to improve our balance sheet and put the company on an improved financial footing going forward," stated Walter V. Purnell, Jr., president and CEO of Motient. Purnell added, "Given the recent pressure on our share price and in the best interest of our shareholders, we felt that a reverse share split was prudent to help improve the liquidity and marketability of Motient."

The reverse stock split will be voted on by shareholders at the special shareholder's meeting on the Rare Medium merger, which is expected to be scheduled for late September.

Upon the effectiveness of the reverse stock split, 10 shares of common stock will be converted and reclassified as one share of post-split common stock, and each existing stock certificate will represent one-tenth the number of shares shown thereon. Cash will be paid in lieu of fractional shares.

Motient also commented that a reverse stock split will not have an impact on the value of its pending acquisition of Rare Medium; however, upon the effectiveness of a reverse stock split, the terms of Motient's Series A preferred stock to be issued in the merger would be equitably adjusted to reflect the reverse stock split.

About Motient Corporation
Motient (www.motient.com) owns and operates an integrated terrestrial/satellite network and provides a wide range of two-way mobile and Internet communications services principally to business-to-business customers and enterprises. The company provides eLinkSM and BlackBerryTM by Motient two-way wireless email service to customers accessing email through corporate servers, Internet Service Provider (ISP) and Mail Service Provider (MSP) accounts, and paging network suppliers. Motient serves a variety of markets including mobile professionals, telemetry, transportation, field service, and nationwide voice dispatch offering coverage to all 50 states, Puerto Rico, the U.S. Virgin Islands, and thousands of miles of U. S. coastal waters.

                                       ###


eLink is a service mark of Motient Corporation. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of, and trademarks of Research In Motion Limited and are used by permission. "BlackBerry by Motient" - used by permission.

This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing of the Motient stockholder meeting to approve the reverse stock split, the liquidity, marketability and overall perception Motient stock, and the consummation and timing of the proposed merger between Motient and Rare Medium Group, Inc. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to disapproval by stockholders of the proposed reverse stock split, changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed merger to be completed or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's filings with the Securities and Exchange Commission, including Motient's registration statement on Form S-4 (File No. 333-63826), Motient's annual report on Form 10-K for the year ended December 31, 2000, and Motient's quarterly report on Form 10-Q for the quarter ended June 30, 2001.

Motient and Rare Medium have filed a joint proxy statement/prospectus and will be filing other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention: Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrot, Andrew Quartner, Jonelle St. John, W. Bartlett Snell, David H. Engvall, and Dennis Matheson. Collectively, as of June 25, 2001, the directors and executive officers of Motient beneficially owned approximately 2.65% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants in the proposed merger by reading the joint proxy statement/prospectus when it becomes available.